UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12B-25

Commission File Number: 0-10683

NOTIFICATION OF LATE FILING

(Check One): _X_ Form 10-K ___ Form 20-F ___ Form 11-K ___ Form 10-Q ___ Form 10-D ___ Form N-SAR ___ Form N-CSR

For Period Ended: June 30, 2011

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: HYDROMER, INC.

Former Name if Applicable:

Address of principal executive Office (Street and number): 35 Industrial Parkway

City, State and Zip Code: Branchburg, NJ 08876

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

_X_ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

_ X _ (b)  The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; and

___ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The registrant is unable to file its Form 10-K for the fiscal year ended June 30, 2011 by the prescribed date of September 28, 2011 as it has not yet finalized an agreement with its mortgage holder on certain financial covenants not being met. Without any agreement, the covenants would require the entire mortgage balance, reflected in the Company's current and long term liabilities, be classified as current in its entirety as it becomes “callable” despite the debt obligations fully being met on a current basis (is a performing loan to the mortgage holder). The registrant believes that an agreement has been reached and is merely awaiting its final approval and execution by the mortgage holder and accordingly, expects the Form 10-K to be filed on or prior to the prescribed extended date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Robert Lee (908) 722-5000

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

_X_ Yes ___ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? __ Yes _X _ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Hydromer, Inc

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has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 28, 2011

By: /s/ Robert Y. Lee

Robert Y. Lee

Vice President, Chief Financial Officer